Exhibit 5.1

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July 29, 2020

H-CYTE, Inc.

201 E KENNEDY BLVD, STE 700

TAMPA FL 33602

Ladies and Gentlemen:

We have acted as counsel to H-CYTE, Inc., a Nevada corporation (the “Company”), in connection with the Registration Statement on Form S-1, Registration No. 333-239629 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), with respect to the registration of (i) subscription rights to purchase an aggregate of 366,418,296 shares of the Company’s Series A preferred stock (the “Series A Preferred Stock”), par value $.001 per share, at a subscription price of $0.014 per share, (ii) 366,418,296 shares of Series A preferred stock issuable upon the exercise of the subscription rights, and (iii) 366,418,296 shares of common stock, par value par value $.001 per share (“Common Stock”) issuable on conversion of the Series A Preferred Stock.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

With respect to the Series A Preferred Stock, the Series A Preferred Stock has been duly authorized and, when issued and delivered in accordance with the Certificate of Designations for Series A Convertible Preferred Stock and as contemplated by the Registration Statement, the Series A Preferred Stock will be validly issued, fully paid and nonassessable and will be valid and binding obligations of the Company enforceable against the Company in accordance with its terms.

With respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Common Stock has been duly authorized and, when issued and delivered in accordance with the Certificate of Designations for Series A Convertible Preferred Stock and as contemplated by the Registration Statement, the Common Stock will be validly issued, fully paid and nonassessable and will be valid and binding obligations of the Company enforceable against the Company in accordance with its terms.

The information set forth herein is as of the date hereof. We assume no obligation to advise you of changes that may hereafter be brought to our attention. We do not express any opinion concerning the laws of any jurisdiction other than (i) the State of New York, (ii) the Federal laws of the United States, and (iii) the Nevada Private Corporations Chapter of the Nevada Revised Statutes. Our opinion is based on statutory laws and judicial decisions that are in effect on the date hereof, and we do not opine with respect to any law, regulation, rule or governmental policy that may be enacted or adopted after the date hereof, nor do we assume any responsibility to advise you of future changes in our opinion. We do not express an opinion on any matters other than those expressly set forth in this letter.

We hereby consent to the use and filing of this opinion as an exhibit to the Registration Statement as filed with the Securities and Exchange Commission and to the reference to our firm under the heading “Legal Matters” in the Prospectus and the Registration Statement.

Very truly yours,

/s/ Sichenzia Ross Ference LLP
Sichenzia Ross Ference LLP

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